UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                 CASTLE & MORGAN HOLDINGS, INC.[GRAPHIC OMITTED]
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                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
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                         (Title of Class of Securities)


                                     148430
                                 (CUSIP Number)

                               Kenneth Rose, Esq.
                       Morse, Zelnick, Rose & Lander, LLP
                           405 Park Avenue, Suite 1401
                            New York, New York 10022
                               Tel: (212) 838-5030
                               Fax: (212) 838-9190


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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 13, 2005
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             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   148430
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1.   Names of Reporting Persons. I.R.S. Identification Nos. of above persons
     (entities only). R&R Biotech Partners, LLC; 26-0083392

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2.   Check the Appropriate Box if a Member of a Group (See Instructions)

          (a)
               .................................................................

          (b)         X
               .................................................................
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     3. SEC Use Only
                     ...........................................................
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     4. Source of Funds (See Instructions) (See item 3)      AF
                                                        ........................
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     5. Check if Disclosure of Legal Proceedings Is Required Pursuant
        to Items 2(d) or 2(e) ..................................................
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     6. Citizenship or Place of Organization

             Delaware
        ........................................................................
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Number of       7.  Sole Voting Power         1,378,589
Shares                                 .........................................
Beneficially    ----------------------------------------------------------------
Owned by        8.  Shared Voting Power
Each                                    ........................................
Reporting       ----------------------------------------------------------------
Person          9.  Sole Dispositive Power    1,378,589
With                                       .....................................
                ----------------------------------------------------------------
                10. Shared Dispositive Power
                                             ...................................
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11.  Aggregate Amount Beneficially Owned by Each Reporting Person  1,378,589
                                                                  ..............
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12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)
                        ........................................................
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13.  Percent of Class Represented by Amount in Row (11)   36.19%
                                                        ........................
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14.  Type of Reporting Person (See Instructions)

             OO
     ...........................................................................

     ...........................................................................

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

ITEM 1.  SECURITY AND ISSUER.

This Schedule 13D relates to the common stock, par value $0.001 per share (the "Common Stock") of Castle & Morgan Holdings, Inc., whose principal executive offices are located at 180 Varick Street. 13th Floor, New York, NY 10014 (the "Issuer").

ITEM 2. IDENTITY AND BACKGROUND.

     (a)  The name of the reporting person is R&R Biotech Partners, LLC ("R&R").

     (b) The business address of the reporting person is 330 Madison Avenue, New York, NY 10017.

     (c) R&R was formed for the purpose of investing in biotechnology companies.

     (d) R&R has not been convicted in any criminal proceedings during the last five years.

     (e) R&R has not been a party to any civil proceedings during the last five years.

     (f)  R&R is organized under the laws of the State of Delaware.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

       R&R acquired the securities from certain selling shareholders ("Selling Shareholders") of the Issuer with funds received from its affiliate, Rodman & Renshaw, a registered broker-dealer.

ITEM 4.  PURPOSE OF TRANSACTION.

       Whereas the Issuer is a public shell company, the acquisition was made by R&R to acquire a controlling equity interest in the Issuer in contemplation of acquiring, in the future by merger, a company with a viable operating business.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

       (a) R&R is deemed to beneficially own all 1,378,589 shares, representing 36.19% of the outstanding shares of Common Stock. This percentage is based, as to the number of outstanding shares, upon the Issuer's statement as to the number of outstanding shares of Common Stock as set forth in its Form 10-QSB/A, filed with the Securities and Exchange Commission on May 19, 2005.

       (b) R&R has the sole power to vote or to direct the vote, and dispose or direct the disposition, of all 1,378,589 shares owned by it.

       (c) R&R acquired all 1,378,589 shares and an interest in a Convertible Note (the "Note") of the Issuer, held by certain of the Selling Shareholders in the principal amount of $52,920, from the Selling Shareholders as of June 13, 2005. The average per share price of the shares acquired was approximately $0.16. The transaction was effected by R&R delivering the purchase price to the Selling Shareholders and the Selling Shareholders assigning an interest in the Note, and delivering the shares, to R&R.

       (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock purchased by R&R.

       (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

       None.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

       A copy of the Securities Purchase Agreement has been filed as an exhibit to the Current Report on Form 8-K filed by the Issuer on June 17, 2005 and is incorporated herein by reference.

SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                  June 20, 2005

                                  R&R Biotech Partners, LLC

                                  By: /s/ Thomas G. Pinou
                                      ------------------------------
                                      Thomas G. Pinou
                                      Treasurer